AB
3/13



08026349

SECt ... ISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-16846 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Research & Management Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Front Street
(No. and Street)

| Marion | Massachusetts | 02738 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Benoit & McArdle, P.C.
(Name – *if individual, state last, first, middle name*)

| 240 Wareham Road | Marion | Massachusetts | 02738 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OP 3/4/08

American Research & Management Co.

Table of Contents

# Benoit & McArdle, P.C.
Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216


## INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying statement of financial condition of American Research & Management Co. (a Delaware S Corporation) as of December 31, 2007 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Research & Management Co. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 21, 2008

American Research & Management Co.

Statement of Financial Condition

December 31, 2007

| | |
|---|---|
| **Assets** | |
| Cash | $174,042 |
| Cash and securities on deposit subject to federal and other regulations | 120,000 |
| Deposits with clearing organizations - securities with a market value of $55,916 | 55,916 |
| Short-term investments, at cost which approximates market | 241,108 |
| Office furniture, equipment and leasehold improvements net of accumulated depreciation and amortization of $155,696 | 9,993 |
| Total Assets | $601,059 |

| | |
|---|---|
| **Liabilities and Stockholders' Equity** | |
| **Liabilities** | |
| Customer credit balances | $ 55 |
| Related party credit balances | 37,072 |
| Total Credit Balances | 37,127 |
| Accounts payable and accrued expenses | 6,850 |
| Accrued profit sharing contribution | 88,684 |
| | 132,661 |
| **Subordinated Liabilities** | |
| Liabilities subordinated to claims of general creditors | 180,000 |
| **Stockholders' Equity** | |
| Capital stock, $1 par value, 5,000 shares authorized, 200 shares issued and outstanding | 200 |
| Additional paid-in capital | 49,800 |
| Retained earnings | 238,398 |
| Total Stockholders' Equity | 288,398 |
| Total Liabilities and Stockholders' Equity | $601,059 |

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Income

For the Year Ended December 31, 2007

| | |
|---|---|
| **Revenue** | |
| Investment advisory fees - customers | $2,003,404 |
| - related parties | 29,589 |
| Brokerage commissions | 86,295 |
| Investment income | 28,489 |
| Other income | 52,310 |
| Total Revenue | 2,200,087 |
| **Operating Expenses** | |
| Salaries - officers | 720,000 |
| Salaries - administrative | 290,720 |
| Payroll taxes | 53,839 |
| Employment benefits | 142,985 |
| Custody and clearance charges | 28,349 |
| Data processing | 20,643 |
| Depreciation | 4,310 |
| Dues and subscriptions | 29,673 |
| Professional fees | 28,761 |
| Office supplies and expenses | 52,298 |
| Registration fees | 11,386 |
| Rent | 85,485 |
| Interest expense | 14,400 |
| Telephone | 16,368 |
| Utilities | 10,726 |
| Travel and entertainment | 3,950 |
| Insurance | 85,564 |
| Outside services | 13,734 |
| Miscellaneous | 2,720 |
| Total Operating Expenses | 1,615,911 |
| Operating Income Before Income Taxes | 584,176 |
| Provision for Income Taxes | - |
| Net Income | $ 584,176 |
| Earnings per share of common stock | $ 2,920.88 |
| Weighted average shares outstanding | 200 |

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2007

| | Common Stock | | Additional | |
|---|---|---|---|---|
| | Number of Shares | Amount | paid in Capital | Retained Earnings |
| Balance, December 31, 2006 | 200 | $200 | $49,800 | $231,722 |
| Net income for the year | | | | 584,176 |
| Distributions | - | - | - | ( 577,500) |
| Balance, December 31, 2007 | 200 | $200 | $49,800 | $238,398 |

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2007

| | |
|---|---|
| Subordinated Liabilities at December 31, 2006 | $180,000 |
| Increases and decreases | - |
| Subordinated Liabilities at December 31, 2007 | $180,000 |

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Cash Flows

For the Year Ended December 31, 2007

| | | |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net income for the year | | $584,176 |
| Adjustments to reconcile net income for the period to net cash provided (used) by operating activities | | |
| Depreciation | $ 4,310 | |
| Change in assets and liabilities | | |
| (Increase) Decrease in cash and securities held with clearing organizations | ( 2,416) | |
| (Increase) Decrease in short-term investments, at cost | ( 41,055) | |
| (Increase) Decrease in long-term nonconvertible debt securities | 25,102 | |
| (Increase) Decrease in securities owned | 9,237 | |
| (Increase) Decrease in accrued interest income | 401 | |
| Increase (Decrease) in customer credit balances | ( 7) | |
| Increase (Decrease) in related party credit balances | ( 3,665) | |
| Increase (Decrease) in accounts payable and accrued expenses | 3,309 | |
| Increase (Decrease) in accrued profit sharing contribution | ( 59,624) | |
| Total Adjustments | | ( 64,408) |
| Net Cash Provided by Operating Activities | | 519,768 |
| Cash Flows Provided (Used) by Financing Activities | | |
| Distributions to shareholders | (577,500) | |
| Net Cash Provided (Used) by Financing Activities | | ( 577,500) |
| Net Decrease in Cash | | ( 57,732) |
| Cash at Beginning of Year | | 231,774 |
| Cash at End of Year | | $174,042 |

| | |
|---|---|
| Supplemental Disclosures of Cash Flow Information | |
| Cash paid during the year for | |
| Interest (none of which is capitalized) | $ 14,400 |
| State Corporate Excise Tax | 821 |

The accompanying notes are an integral part of these financial statements.

## Note A - Summary of Significant Accounting Policies

American Research & Management Company, a Delaware S Corporation, is registered as an investment advisor and broker. The Company is engaged primarily in investment advisory, custody and brokerage services. These services are specifically designed to provide the elements of integrated investment management.

1. Investment Advisory Fees

   Investment advisory fees are received quarterly but are recognized as earned on a monthly pro rata basis over quarter.

2. Office Furniture, Equipment and Leasehold Improvements

   Office furniture and equipment are stated at cost. Depreciation is provided on the straight-line method and the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is two to seven years.

   Leasehold improvements are stated at cost. Amortization is provided on the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is 31.5 years.

   Depreciation expense was $4,310 for the year ended December 31, 2007.

3. Statement of Cash Flows

   For purposes of the statement of cash flows, the Company considers only unrestricted demand deposits to be cash.

4. Income Taxes

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code effective October 1, 2004. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

5. Advertising

   The Company expenses all non-direct response advertising as incurred. Advertising expense for the period ended December 31, 2007 was $-0- .

6. Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note B - Cash and Securities on Deposit Subject to Federal and Other Regulations

At December 31, 2007, cash in the amount of $120,000 was restricted as to use and segregated in a special reserve bank account under Rule 15c3-3 of the Securities and Exchange Commission for the benefit of customer and related party credit balances at December 31, 2007.

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $453,583 which was $203,583 in excess of its required net capital of $250,000. The net capital ratio of the Company was .29 to 1.0.

Note D - Employee Retirement Plans

The Company sponsors a combined 401 (k) and defined contribution profit sharing plan. The Plan was established in September of 2006 and is called the American Research and Management Company 401 (k) Profit Sharing Plan. The Plan covers all of the Company's employees.

Participants in the 401 (k) component of the Plan are eligible to make voluntary contributions up to the Internal Revenue Service defined maximums. Under the Company matching program, the Company matches 100% of the first 3% of employee total compensation and 50% of amounts between 3% and 5% of total employee compensation. The total Company match for the year ended December 31, 2007 was $40,429.

Contributions to the profit sharing component are determined each year at the discretion of the Board of Directors. For the year ended December 31, 2007, the Company made a Profit Sharing Plan contribution of $88,684.

Note E - Operating Lease Commitments

The Company leases its office space under a 5 year operating lease expiring on March 31, 2010. After that date the Company will lease its office space as a tenant at will until such time as a new lease agreement is executed. Rental expense for the year ended December 31, 2007 was $85,485.

The minimum rental commitment under the operating lease is as follows:

| | |
|---|---|
| from April 2007 to April 2008 | $ 86,115 |
| from April 2008 to April 2009 | 88,698 |
| from April 2009 to April 2010 | 91,359 |
| | $266,172 |

Note F - Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2007 are listed below:

| | |
|---|---|
| Subordinated note at 8%, due December 15, 2009 | $ 80,000 |
| Subordinated note at 8%, due December 15, 2009 | 100,000 |
| | $180,000 |

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers and thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note G - Related Party Transactions

The Company leases office space from an entity in which the stockholders of American Research & Management Co. are members. As described in Note E, the lease will expire on March 31, 2010. Office lease payments for the year ended December 31, 2007 were $85,485.

Credit balances for the benefit of related parties were $37,072 for the year ended December 31, 2007.

Investment management fees charged to immediate family members and included in income were $29,589 for the year ended December 31, 2007.

As described in Note F, notes are subordinated to the claims of general creditors. Interest on the notes at 8% totaling $14,400 was paid to stockholders for the year ended December 31, 2007.

Note H - Concentrations of Credit Risk

The Company maintains its cash balances in several financial institutions located in Massachusetts. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Corporation's uninsured cash balances totaled $467,280.

Note I - Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments (all of which are held for nontrading purposes) are as follows:

| | Carrying Amount | Fair Value |
|---|---|---|
| Cash | $174,042 | $174,042 |
| Cash and securities on deposit subject to Federal and other regulations | 120,000 | 120,000 |
| Deposits with clearing organizations: | | |
| Securities | 55,916 | 55,916 |
| Short term instruments | 241,108 | 241,108 |

The carrying amount is the fair value for cash. For securities, fair values are estimates based on quoted market prices.

BENOIT & MCARDLE, P.C.
Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying financial statements of American Research & Management Co. (a Delaware S Corporation) as of and for the year ended December 31, 2007, and have issued our report thereon dated February 21, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Benoit & McArdle PC

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 21, 2008

Schedule I

American Research & Management Co.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

| | |
|---|---|
| Net Capital | |
| Stockholders' equity | $288,398 |
| Additions | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | 180,000 |
| Deductions | |
| Non Allowable Assets | |
| Furniture, equipment and leasehold improvements | ( 9,993) |
| Net Capital before Haircuts on Securities Positions | 458,405 |
| Haircuts on Securities | ( 4,822) |
| Net Capital | $453,583 |
| Aggregate Indebtedness | |
| Payable to customers and related parties | $ 37,127 |
| Accounts payable and accrued expenses | 95,534 |
| Total Aggregate Indebtedness | $132,661 |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (6 2/3% of aggregate indebtedness or $250,000, whichever is greater) | $250,000 |
| Excess net capital @ 1,000% | $440,316 |
| Ratio ÷ Aggregate indebtedness to net capital | .29 to 1 |

Schedule I (Continued)

American Research & Management Co.

Reconciliation of Aggregate Indebtedness and
Net Capital between FOCUS Part IIA and
Audited Financial Statements

As of December 31, 2007

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of
December 31, 2007)

| | Aggregate Indebtedness | Net Capital |
|---|---|---|
| As Stated in FOCUS Part II (Unaudited) | $132,661 | $453,583 |
| As Adjusted per Previous Page | $132,661 | $453,583 |

## Schedule II

## American Research & Management Co.

### Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

### As of December 31, 2007

| | |
|---|---|
| Credit Balances | |
| Free credit balances and other credit balances in customers' security accounts | $ 37,127 |
| Total Credit Items | 37,127 |
| Debit Balances | - |
| Reserve Computation | |
| Excess of total credits over total debits | $ 37,127 |
| Required deposit | $ 38,983 |
| Amount on deposit in reserve bank account | $120,000 |

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2007

| | |
|---|---|
| Excess total credits over total debits as reported in Company's Part II FOCUS Report | $ 37,127 |
| Excess per this computation | $ 37,127 |

Schedule III

American Research & Management Co.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

As of December 31, 2007, the Company was in control of certain customer securities. State Street Bank and Trust Company, who acts as custodian for these securities, acknowledges that the delivery to customers of securities held by the custodian will not require the payment of money or value and that the securities in its custody or control are not subject to any right, charge, security interest, lien or claim of any kind in favor of the bank or any person claiming by, through or under it.

Benoit & McArdle, P.C.
Certified Public Accountants

James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

240 Wareham Road ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
American Research & Management Co.
Marion, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of American Research & Management Co. (a Delaware S Corporation), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) (CONCLUDED)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Benoit & McArdle PC

Benoit & McArdle, P.C.
Certified Public Accountants

Marion, Massachusetts
February 21, 2008

END